United States securities and exchange commission logo





                              May 5, 2021

       Vladimir Vasilenko
       Chief Executive Officer
       Global Warming Solutions, Inc.
       28751 Rancho CA RD, Suite 100
       Temecula, CA 92590

                                                        Re: Global Warming
Solutions, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed April 7, 2021
                                                            File No. 000-53170

       Dear Mr. Vasilenko:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Form 10-12G filed April 7, 2021

       Cover page

   1. Revise the cover page of your registration statement to state that you are registering your class of common stock
under Section 12(g) of the Act. Your most recent amendment
                                                        indicates that you are
registering your common stock under Section 12(b) and 12(g).
                                                        Remove the references
to registering your common stock under Section 12(b).
       Item 1. Business
       Recent Transactions, page 5

   2. We note your press release dated December 7, 2020, provides that you reached a debt settlement agreement
with creditors that will completely eliminate your $527,000 debt owed to them without
issuing "any shares to the debt holders under the terms of this agreement." However,
your disclosure on page 5 of your registration statement suggests
 Vladimir Vasilenko
FirstName  LastNameVladimir
Global Warming  Solutions, Inc.Vasilenko
Comapany
May  5, 2021NameGlobal Warming Solutions, Inc.
May 5,
Page 2 2021 Page 2
FirstName LastName
         that you did, in fact, issue shares to your debt holders to settle this debt. Please advise.
Business Strategy
Industry Overview
Cannabidiol (CBD) Industry, page 8

3. We note your revised disclosures in response to our prior comment 2, and your statement that you may rely on your manufacturer's assurance that you comply "with all federal and state regulations" in order to legally sell your CBD products into interstate commerce.
         Please tell us why you believe that it is appropriate to rely upon such assurance and why you would not be responsible for re-selling such products. In this regard, your sale of hemp-derived CBD products is subject to the Federal Food, Drug, and Cosmetic Act, and it is not clear to us how the sale of such products on your website complies with the
         Federal Food, Drug, and Cosmetic Act. For example, we note the sale of CBD
         Ingestibles    on your website, which are labeled as dietary
supplements. In this regard, we
         note in particular that the FDA has deemed marketing dietary supplements containing
         CBD or labeling it as a dietary supplement to be illegal. Please revise your disclosure to tell us how you comply with the Federal Food, Drug and Cosmetic Act. For guidance, please refer to Question 9 of the FDA's Regulation of Cannabis and Cannabis-Derived
         Products: Questions and Answers (available at https://www.fda.gov/news-events/public-

health-focus/fda-regulation-cannabis-and-cannabis-derived-products-including-
         cannabidiol-cbd#dietarysupplements). As another example, your web-site discloses certain therapeutic benefits of your products, which might cause them to be treated as a drug, under the Federal Food, Drug and Cosmetic Act, and subject to FDA approval.
         Please revise to describe the regulatory status of these products in order to provide context concerning each product's therapeutic use. For guidance, please refer to Question 4 of the
         FDA's Regulation of Cannabis and Cannabis-Derived Products: Questions and Answers
         (available at
https://www.fda.gov/news-events/public-health-focus/fda-regulation-

cannabis-
and-cannabis-derived-products-including-cannabidiol-cbd#othercbdapproved).
4. Please disclose the identity of the hemp-based CBD manufacturer/supplier that you rely on in this section and file your reseller agreement with this entity as an exhibit to your registration statement, or tell us why this is not required. In this regard, we note your website suggests that you purchase all of your hemp-derived CBD products from
         "BareRoots Rx." Refer to Items 101(h)(4)(v) and 601(b)(10) of Regulation S-K.
Description of Business
Principal Products, page 8

5. We note your website suggests that you intend to sell CBD products for use in pets. Yet, your disclosure in this section does not indicate that you intend to sell such products.
         Please advise/revise. To the extent you intend to sell CBD products for use in pets, please revise your risk factor disclosure and Business section to discuss how your sale of these products complies with the Federal Food, Drug and Cosmetic Act. In this regard,
 Vladimir Vasilenko
Global Warming Solutions, Inc.
May 5, 2021
Page 3
      we note that the FDA has not approved CBD for any use in animals. For additional guidance, please refer to Questions 24 and 25 of the FDA's Regulation of Cannabis and
      Cannabis-Derived Products: Questions and Answers (available at https://w
ww.fda.gov/news-events/public-health-focus/fda-regulation-cannabis-and-
      cannabis-derived-products-including-cannabidiol-cbd#hempanimal).
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 24

6. We note your response to our prior comment 4, and that you "do not know who the beneficial owner of Paramount Trading Company is" despite exhausting "all means necessary in an attempt to identify the beneficial owner(s)." Please confirm that you will provide such information in future filings, once the shareholder has filed any required filings pursuant to Section 13 of the Securities Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at
(202) 551-3264
with any other questions.



                                                           Sincerely,
FirstName LastNameVladimir Vasilenko
                                                           Division of
Corporation Finance
Comapany NameGlobal Warming Solutions, Inc.
                                                           Office of Trade &
Services
May 5, 2021 Page 3
cc:       Carl G. Hawkins, Esq.
FirstName LastName